UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 12, 2018	By:	/s/ David Schilansky
	Name	David Schilansky
	Title:	Deputy Chief Executive Officer

Press Release

Montrouge, France, February 12, 2018

DBV Technologies to Highlight Viaskin Technology Platform at the 2018 AAAAI/WAO Joint Congress

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT) today announced that the Company will present data highlighting its Viaskin technology platform at the 2018 American Academy of Allergy, Asthma & Immunology (AAAAI)/World Allergy Organization (WAO) Joint Congress Meeting in Orlando, Florida, March 2-5, 2018. The abstracts became available on the AAAAI/WAO Joint Congress website at 9:00 AM ET on February 12.

Four abstracts have been accepted for poster presentation, including a late-breaking abstract on the topline results from the Company’s PEPITES (Peanut EPIT Efficacy and Safety) Phase III trial. These results were previously released by the Company in October 2017. The PEPITES trial evaluated the safety and efficacy of Viaskin Peanut in children four to 11 years of age.

“As we head into AAAAI/WAO, we are excited to once again present data and discuss the PEPITES topline results with the medical community,” said Dr. Pierre-Henri Benhamou, Chairman & Chief Executive Officer of DBV Technologies. “Viaskin Peanut has been granted Fast Track and Breakthrough Therapy Designation by the FDA, and we look forward to offering this treatment to patients as soon as possible, if approved.”

Presentation and abstract details are as follows:

Viaskin Peanut Clinical Data

•	“Effect of epicutaneous immunotherapy on inducing peanut desensitization of peanut-allergic children: topline peanut epicutaneous immunotherapy efficacy and safety (PEPITES),” presenting author: Dr. David Fleischer, Director, Allergy and Immunology Center and Associate Section Head, Children’s Hospital Colorado:

•	Poster Number: L32

•	Session Number: 4215

•	Date/Time: Monday, March 5, 2018, 9:45 AM – 10:45 AM ET

•	Location: Convention Center, South Concourse, Level 1, South Hall A2

Epicutaneous Immunotherapy (EPIT) Mechanism of Action Data

•	“Unique epigenetic signature in T cell compartment after epigenetic immunotherapy in peanut sensitized mice,” presenting author: Dr. Lucie Mondoulet, DBV Technologies:

•	Poster Number: 381

•	Session Number: 3203

•	Date/Time: Sunday, March 4, 2018, 9:45 AM – 10:45 AM ET

•	Location: Convention Center, South Concourse, Level 1, South Hall A2

•	“Epicutaneous immunotherapy with peanut directly targets Langerhans cells in human skin,” presenting author: Dr. Vincent Dioszeghy, DBV Technologies:

•	Poster Number: 723

•	Session Number: 4204

•	Date/Time: Monday, March 5, 2018, 9:45 AM – 10:45 AM ET

•	Location: Convention Center, South Concourse, Level 1, South Hall A2

•	“Phenotypic changes and IDO over-expression in splenic dendritic cells after epicutaneous immunotherapy,” presenting author: Dr. Benjamin Pelletier, DBV Technologies:

•	Poster Number: 728

•	Session Number: 4204

•	Date/Time: Monday, March 5, 2018, 9:45 AM – 10:45 AM ET

•	Location: Convention Center, South Concourse, Level 1, South Hall A2

About PEPITES

The Peanut EPIT Efficacy and Safety Study (PEPITES) was a global, pivotal, double-blinded, placebo-controlled Phase III trial designed to evaluate the safety and efficacy of Viaskin Peanut 250 µg in children ages four to 11 years. PEPITES was conducted in 31 centers across North America (Canada and the United States), Germany, Ireland and Australia. Topline results from PEPITES were announced in October 2017.

During PEPITES, patients’ response has been assessed using a double-blind, placebo controlled food challenge (DBPCFC). Patients were randomized 2:1 to receive either Viaskin Peanut 250 µg or placebo for 12 months. The primary endpoint was based on a responder analysis after 12 months of treatment with Viaskin Peanut 250 µg. For patients with a baseline peanut protein eliciting dose (ED) equal to or less than 10 mg, a responder was defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For patients with a baseline ED greater than 10 mg, a responder was defined as a patient with a peanut protein ED equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. As a secondary efficacy endpoint, Cumulative Reactive Dose (CRD), has also been used in PEPITES to establish the total quantity of peanut protein that triggers patient reactions at month 12 of active treatment versus placebo. Serological markers were also measured at baseline, 3, 6, and 12 months in order to characterize the immunological changes in patients.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin Peanut and the regulatory posture of Viaskin Peanut. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical clinical results in one patient population may not be predictive of future clinical trial results in different patient populations. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Roberta Di Giorgio

Senior Director, Corporate Communications

+1 917-612-2861

roberta.digiorgio@dbv-technologies.com